THE 787 FUND, INC.

1290 Avenue of the Americas

New York, New York 10104

July 31, 2007

VIA EDGAR

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of The 787 Fund, Inc. (File Nos. 333-141582 and 811-22041)

Dear Ms. Stirling:

In connection with the above-referenced filing by The 787 Fund, Inc. (“Fund”), the Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

THE 787 FUND, INC.

By:	/s/ William T. MacGregor
William T. MacGregor
Vice President and Assistant Secretary